UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Underwriting Agreement

On April 22, 2015, Tsakos Energy Navigation Limited (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and UBS Securities LLC, as representatives of the several underwriters named therein, pursuant to which the Company has agreed to sell an aggregate of 3,400,000 of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share (“Series D Preferred Shares”). Pursuant to the Underwriting Agreement, the Company has also granted to the underwriters the right to purchase up to 510,000 additional Series D Preferred Shares within 30 days of the date of the Underwriting Agreement.

The offered shares will be issued pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-196839) (the “Registration Statement”). The Company has filed a prospectus supplement, dated April 22, 2015, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 3,400,000 Series C Preferred Shares, as well as the up to 510,000 additional Series D Preferred Shares issuable upon exercise by the underwriters of its option to purchase additional shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinion

In connection with the issuance of the offered shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto.

This Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-196839), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement dated April 22, 2015

5.1	Opinion of Conyers Dill & Pearman Limited

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President and Chief Executive Officer